AB 3/28

[redacted]

UNI
SECURITIES AND
Washi

12012997

*AB 3/7

SEC
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FEB 24 2012
Washington, DC
123

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SEC FILE NUMBER
8-65660

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Annascaul Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 High Ridge Road
(No. and Street)

Stamford	**CT**	**06905**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Landers **(203) 321-2133**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DG 3/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Patrick Landers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Annascaul Advisors LLC**, as of **December 31**, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

ROSEMARY OZORIA
Notary Public, State of New York
No. 01OZ6226725
Qualified in New York County
Commission Expires August 16, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

BDO

CONTENTS

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

INDEPENDENT AUDITORS' REPORT

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Annascaul Advisors LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 21, 2012

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets

Cash and cash equivalents	$	79,177
Accounts receivable and prepaid expenses		9,585
Computers and other equipment, at cost less accumulated depreciation of $14,534		50
Other assets		1,430
	$	90,242

Liabilities and Members' Capital

Liabilities:		
Accrued expenses	$	16,284
Members' capital		73,958
	$	90,242

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and nature of business

Annascaul Advisors LLC (the "Company"), a Delaware corporation, was formed to provide investment banking financial advisory services to various clients. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company has two classes of members' interests. The two classes are identical except that the Class A member possesses total voting power. The Class A member contributed $1 to the Company while the Class B member contributed $150,000 to the Company.

Profits and losses are allocated to the members based on their proportion of contributed capital. As of December 31, 2011, the Members' Capital applicable to the Class A member was $1 and the Members' Capital applicable to the Class B member was $73,957.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

During 2011, to preserve working capital, the Company discontinued guaranteed payments to a member and salary to an officer commencing April 1, 2011. The Company does not plan to make any guaranteed payments and salary to the officer through 2012. Also, both members of the Class B member of the Company have committed to providing financial support to the Company, as necessary, to enable the Company to meet its working capital needs through at least February 2013.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Computers and other equipment

Computers and other equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Note 2 - Summary of significant accounting policies (cont'd)

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income taxes

Federal and state income taxes have not been provided for since the members are individually liable for their own federal and state tax payments.

The Company accounts for income taxes in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's open tax years include 2008 through 2010.

Note 3 - Computers and other equipment

At December 31, 2011, computers and other equipment consist of the following:

Computers and other equipment	$	14,584
Less: accumulated depreciation		14,534
	$	50

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2011.

Note 5 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance may exceed this limit from time-to-time.

In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $62,893 which was $57,893 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .259 to 1.

Note 7 - Subsequent events

Management has evaluated subsequent events through the date this Statement of Financial Condition was issued.